Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2021

The principal balances and results accumulated for the period ending October 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	6,181,621
Interbank loans, net	730
Loans and accounts receivables from customers, net	35,096,059
Total investments *(1)*	8,335,922
Financial derivative contracts	9,662,537
Other asset items	4,733,574
Total assets	**64,010,443**

Principal liabilities	MCh$
Deposits and other demand liabilities	17,712,096
Time deposits and other time liabilities	11,665,890
Financial derivative contracts	10,622,776
Issued debt instruments	8,370,551
Other liabilities items	12,353,877
Total equity	3,285,253
Total liabilities and Equity	**64,010,443**

Equity attributable to:	
Equity holders of the Bank	3,192,515
Non-controlling interest	92,738

(1) The total investments are composed of trading investments for Ch$62,878 million, available for sale investments for Ch$5,558,438 million and held to maturity investments for Ch$2,714,606 million.

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,481,114
Net fee and commission income	269,060
Result from financial operations	111,112
Total operating income	**1,861,286**
Provision for loan losses *(2)*	(330,745)
Support expenses	(660,840)
Other results	(83,983)
Income before tax	**785,718**
Income tax expense	(163,541)
Continued operations result	**622,177**
Discontinued operations result	**-**
Net income for the period	**622,177**

Attributable to:	
Equity holders of the Bank	613,855
Non-controlling interest	8,322

(2) As of October 31, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$102,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de octubre de 2021

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de octubre de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	6.181.621
Adeudado por bancos	730
Créditos y cuentas por cobrar a clientes	35.096.059
Inversiones totales *(1)*	8.335.922
Contratos de derivados financieros	9.662.537
Otros rubros del activo	4.733.574
Total Activos	**64.010.443**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	17.712.096
Depósitos y otras captaciones a plazo	11.665.890
Contratos de derivados financieros	10.622.776
Instrumentos de deuda emitidos	8.370.551
Otros rubros del pasivo	12.353.877
Total patrimonio	3.285.253
Total Pasivos y Patrimonio	**64.010.443**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.192.515
Interés no controlador	92.738

(1) El total de inversiones se compone de instrumentos para negociación por M$62.878 millones, instrumentos de inversión disponibles para la venta por M$5.558.438 millones y los instrumentos de inversión hasta el vencimiento por M$2.714.606 millones.

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	1.481.114
Ingreso neto de comisiones	269.060
Resultado de operaciones financieras	111.112
Total ingresos operacionales	**1.861.286**
Provisiones por riesgo de crédito *(2)*	(330.745)
Gastos de apoyo	(660.840)
Otros resultados	(83.983)
Resultado antes de impuesto	**785.718**
Impuesto a la renta	(163.541)
Resultado de operaciones continuas	622.177
Resultado de operaciones discontinues	-
Utilidad consolidada del periodo	**622.177**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	613.855
Interés no controlador	8.322

(2) Al 31 de octubre de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por M$102.000 millones (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC). formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.